U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
FORM 10-SB
GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
OR 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934


IP FACTORY, INC.
(Name of Small Business Issuer in Its Charter)
DELAWARE
95-4737507
(State or other jurisdiction of
(I.R.S. Employer
incorporation or organization)
Identification No.)


860 Via de la Paz, Suite E-1, Pacific Palisades,
California
90272
(Address of Principal Executive Offices
(ZipCode)

(310) 230-6100
Telephone Number
Securities to be registered under Section 12(b) of the Exchange Act:
None
Securities to be registered under Section 12(g) of the Exchange Act:
Common Stock, $0.001 par value
(Title of class

PART I
 											Page
Item 1.	Description of Business.............2
Item 2.	Management's Discussion and Analysis or Plan of
        Operation..........3
Item 3.	Description of Property.............4
Item 4.	Security Ownership of Certain Beneficial Owners and
        Management..........................4
Item 5.	Directors, Executive Officers, Promoters and Control
        Persons.............................5
Item 6.	Executive Compensation..............6
Item 7.	Certain Relationships and Related Transactions....6
Item 8.	Description of Securities.........................6
PART II
Item 1.	Market Price of and Dividends on the Registrants Common Equity
        and Other Shareholder Matters.....................8
Item 2.	Legal Proceedings.................................8
Item 3.	Changes in and Disagreements with Accountants.....8
Item 4.	Recent Sales of Unregistered Securities...........8
Item 5.	Indemnification of Directors and Officers.........8
PART F/S
Financial Statements......................................9
PART III
Item 1.	Index to Exhibits................................10
Item 2.	Description of Exhibits..........................10


PART I
Item 1.	Description of Business.
IP FACTORY, Inc. will provide leading worldwide enterprises with optimized solutions for integrating network and Internet design, implementation, security, maintenance and management. IP FACTORY has assembled a group of experts and professionals in areas such as Internet Protocol uniformity, Network Design, Security, Software Applications, and System Integration, each of which has a strong customer base. The IP FACTORY group will work in synergy to provide complete enterprise solutions to Global 2000 firms and government institutions worldwide while enhancing growth of its potential subsidiaries.

Rapidly Expanding Trillion Dollar Corporate Network Market

The dominating trend in today's global economy is the ability to communicate efficiently, as industry leaders continue the quest to find better ways to deliver information in a timely manner. A Business Research Group report entitled: "Web Server and the Rise of the Corporate Internet" [1997] showed that an increasing number of companies are now turning to the Web as a way to organize their internal communications. The report surveys 170 decision makers at large and medium-size companies, and shows that 23% of the sites have implemented or plan to implement the Web internally, with an additional 20% studying the option. A study by IDC examining Intranet technology concludes, "Typical implementations (of Intranets) are achieving ROI's (Return on Investment) well over 1,000 percent."

According to 1999 IBM company reports, The Information Technology industry is on target to generate $1.2 trillion in worldwide revenues by the year 2001. Networking will contribute 50%, or $600 billion by the year 2001 worldwide and will claim a 75% share of the IT market by 2003. This market is expected to continue growing at a 25% compounded rate.

The average business maintains at least 7-10 different vendors for their network/Internet needs, with each supplying only a piece of the total solution. The end result has consistently been a technology bottleneck that can often lead to massive losses in productivity, customer service deficiencies, and financial losses in the tens of millions of dollars.

A Robust Business Model

Effective communication management may be the single most important element for success in business today. Advances in technology have increased productivity, improved performance and enhanced communications by enabling people to send and receive messages quickly and effectively, when and how they want. As a result, we are also faced with the daily challenge of utilizing voice mail, personal computer, e-mail, cellular phone, PDA, fax and pager messages as tools to assist in the efficient performance of business responsibilities, as opposed to interruptions that effectively extend the time required to get work done. In our personal lives as well, the efficiency of our communication capabilities is vital to fulfilling our routine obligations in order to allow the time and ability to enjoy elective activities. IP Factory, recognizing the increasing demand and largely untapped market for integrating solutions, will address the complete range of customer needs, all under a single source of comprehensive customer support. These include:

_ A well-orchestrated e-business solution approach of network design combined with integration of an optimum combination of software applications, hardware components and systems support, tailored to fit the business needs of the enterprise.

_ Integration of data, voice, fax, graphical, image and video communications within the organization's network.

_ Unified messaging utilizing effective and efficient communication among e-mail, fax, pager and voice mediums, via the Internet.

_ Highly flexible accounting system designed around the Oracle database and which is capable of handling pre-paid monthly billing, pre-paid transaction-based billing, and the traditional post-paid monthly billing systems.

_ Solutions for the myriad of security concerns which arise in all aspects of data transmission, storage, access and management.

_ Solutions for the full range of electronic business and commerce needs, including sales transactions, billing and collections, marketing, shipping and inventory control.

Item 2.	Management's Discussion and Analysis or Plan of Operation.
Background
IP Factory was formed for the purpose of engaging in a merger or other business combination with a presently unidentified operating company. We have no predecessors and have never engaged in any business activity, other than with respect to organizational matters. A business combination involving IP Factory, if any, will likely be effected through the acquisition of the equity securities or assets of an existing business, or the merger of IP Factory with such a business, in a transaction resulting in a change of control of IP Factory. It is likely that we will seek to engage in a business combination with a private enterprise seeking to develop a public trading market for its securities, although there can be no assurance that this will be the case.
Plan of Operations
IP Factory has never engaged in any business activity, except with respect to its organization, and does not intend to do so until after the consummation of a business combination. As of August 31, 1999, IP Factory had recorded no revenues and had incurred minimal expenses, all of which were incurred in connection with its organization and this registration statement. All of our cash on hand have been funded through private offerings of our common stock.
Liquidity and Capital Resources
Since its organization, IP Factory has satisfied its cash requirements through sales of Common Stock and cash advances from its current stockholders. Our uses of cash have been professional fees, printing costs, postage expenses and similar disbursements relating to the organization of IP Factory and this registration statement.
At August 31, 1999, we have minimal cash, and no additional assets or other capital resources. Management expects that its costs of operation, and the costs and expenses of identifying, investigating and consummating an appropriate business combination, will be significant. The extent of these costs will depend upon the amount of time that lapses prior to the completion of a business combination, the number of business opportunities reviewed by management, the complexity of the business combination(s) reviewed and the expenses incurred in structuring, negotiating and consummating a business combination. Certain current stockholders have agreed, in their discretion, to make advances, if need be, to fund IP Factory's immediate cash needs. No such advances have yet been made.
Item 3.	Description of Property.
Not applicable.
Item 4.	Security Ownership of Certain Beneficial Owners and Management.
The following table sets forth as of August 31, 1999 certain information relating to the ownership of the common stock.
Name and Address of
Beneficial Owner (1)
Amount and Nature of
Beneficial Ownership (2)
Percent of
Class (2)



Appletree Investment Company,
Ltd.
1,019,000(3)
100.00%
PageOne Business Productions,
LLC
109,550
10.75%
George Todt
109,550(4)
10.75%
Besty Rowbottom
0
*
James Walters
0
*
All officers and directors as
a group (3 persons)
109,500(3)
10.75%
________________________
*  Less than 1%
 (1)	Unless otherwise indicated, the address of each beneficial owner is in the care of IP Factory, Inc., 860 Via de la Paz, Suite E-1, Pacific
Palisades, California 90272.
(2)	Unless otherwise indicated, IP Factory believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.  A person is deemed to be the beneficial owner of securities which may be acquired by such person within 60 days from the date of this registration statement upon the exercise of options, warrants or convertible securities.  Each beneficial owner's percentage of ownership is determined by assuming all options, warrants or convertible securities that are held by such person (but not held by any other person) and which are exercisable or convertible within 60 days of this registration statement have been exercised or converted.  Percent of Class (third column above) assumes a base of 1,019,000 shares of common stock outstanding as of August 31,
1999.
(3)	Consists of 909,500 shares held of record by Appletree Investment
Company, Ltd., an Isle of Man corporation, and 109,500 shares held of record by PageOne Business Productions, LLC, a Delaware limited liability company, of which Appletree is a managing member.
(4)	Consists solely of 109,500 shares of common stock held by PageOne
Business Productions, LLC, a Delaware limited liability company, of which Mr. Todt is a managing member.
Item 5.	Directors, Executive Officers, Promoters and Control persons.
The following table sets forth certain information with respect to the directors and executive officers of IP Factory.
Name
Age(1)
Position
George Todt
45
President and Director
James Walters
45
Vice President and Treasurer
Betsy Rowbottom
28
Secretary

(1) 	The ages of Messrs. Todt and Walters and Ms. Rowbottom are listed as of
August 31, 1999.
Our director and executive officers devote such time and attention to the affairs of IP Factory as they believe reasonable and necessary.  Set forth below is a description of the background of our director and executive officers.
George A. Todt has been the sole director and our President since the inception of IP Factory. Since 1996, Mr. Todt has been a managing member of PageOne Business Productions, LLC, a Delaware limited liability company.
From 1990 to 1995, Mr. Todt was the chief executive officer of REPCO, Inc., a worldwide designer and builder of environmental facilities.
James Walters has been the Vice-President and the Treasurer of IP
Factory since its inception. For more than 20 years, Mr. Walters has been engaged as a certified public accountant with the Los Angeles, California-based firm of Kellogg & Andelson.
Besty Rowbottom became Secretary of IP Factory in June 1999.  She has been employed by PageOne since 1997 and has served as its Vice President since March 1999.  From 1994 to 1997, Ms. Rowbottom served as a talent agent at HSI Productions, a Chicago, Illinois-based video production company.
Our board of directors currently consists of one member, who serves in such capacity for a one-year term or until his successor has been elected and qualified, subject to earlier resignation, removal or death. The number of directors constituting the board of directors may be increased or decreased (but not below the minimum number required by applicable law) from time to time by resolution of the board of directors. Our officers serve at the discretion of the board of directors, subject to any effective contractual arrangements.
Item 6.	Executive Compensation.
Consistent with our present policy, no director or executive officer of
IP Factory receives compensation for services rendered to the company.
However, these persons are entitled to be reimbursed for expenses incurred by them in pursuit of our business objectives.
Item 7.	Certain Relationships and Related Transactions.
Not Applicable.
Item 8.	Description of Securities.
Common Stock
IP Factory is authorized to issue 100,000,000 shares of common stock, par value $0.001 per share. Holders of common stock are entitled to one vote for each share held of record on all matters on which the holders of common stock are entitled to vote. There are no redemption or sinking fund provisions applicable to the common stock. The outstanding shares of common stock are, and the common stock issuable pursuant to this prospectus will be, when issued, fully paid and nonassessable.
Preferred Stock
IP Factory is authorized to issue 8,000,000 shares of "blank check" preferred stock, par value $0.001 per share, in one or more series from time to time with such designations, rights and preferences as may be determined from time to time by the Board of Directors, including, but not limited to
(i) the designation of such series; (ii) the dividend rate of such series, the conditions and dates upon which such dividends shall be payable, the relation which such dividends shall bear to the dividends payable on any other class or classes or series of IP Factory's capital stock and whether such dividends shall be cumulative or non-cumulative; (iii) whether the shares of such series shall be subject to redemption for cash, property or rights, including securities of any other corporation, by IP Factory or upon the happening of a specified event and, if made subject to any such redemption, the times or events, prices, rates, adjustments and other terms and conditions of such redemptions; (iv) the terms and amount of any sinking fund provided for the purchase or redemption of the shares of such series (v) whether or not the shares of such series shall be convertible into, or exchangeable for, at the option of either the holder or IP Factory or upon the happening of a specified event, shares of any other class or classes or of any other series of the same class of IP Factory's capital stock and, if provision be made for the conversion or exchange, the times or events, prices, rates, adjustments and other terms and conditions of such conversions or exchanges; (vi) the restrictions, if any, on the issue or reissue of any additional preferred stock; (vii) the rights of the holders of the shares of such series upon the voluntary or involuntary liquidation, dissolution or winding up of IP Factory; and (viii) the provisions as to voting, optional and/or other special rights and preferences, if any, including, without limitation, the right to elect one or more directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which adversely affect the voting power or other rights of the holders of the common stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a way of discouraging, delaying or preventing an acquisition or change in control of IP Factory. IP Factory does not currently intend to issue any shares of its preferred stock.

PART II
Item 1.	Market Price of and Dividends on the Registrant's Common Equity
and Other Shareholder Matters.
There is currently no market for IP Factory's securities.  IP Factory has never paid cash dividends on its common stock. Payment of future dividends will be within the discretion of IP Factory's Board of Directors and will depend on, among other factors, retained earnings, capital requirements and the operating and financial condition of IP Factory.
Item 2.	Legal Proceedings.
IP Factory is not currently a party to any pending legal proceedings.
Item 3.	Changes in and Disagreements with Accountants.
Not Applicable.
Item 4.	Recent Sales of Unregistered Securities.
In November 1998, IP Factory issued to each of PageOne and Appletree
9,500 shares of common stock in consideration of services rendered to IP Factory valued at $19.00 in the aggregate. There was no underwriter or placement agent involved in the offer or sale of these securities and there was no public solicitation or advertisement by IP Factory in connection with the offer or sale of these securities. The foregoing issuances of common stock were exempt from registration under of the Securities Act of 1933, as amended, pursuant to Section 4(2) thereof.
In March 1999, IP Factory issued 900,000 shares of common stock to
Appletree and 100,000 shares of common stock to Page One. The purchase price for these shares was $0.001 per share. There was no underwriter or placement agent involved in the offer or sale of these securities and there was no public solicitation or advertisement by IP Factory in connection with the offer or sale of these securities. The foregoing issuances of common stock were exempt from registration under of the Securities Act of 1933, as amended, pursuant to Section 4(2) thereof.
Item 5.	Indemnification of Directors and Officers.
IP Factory's Restated Certificate of Incorporation limits the liability of its directors to IP Factory or IP Factory's stockholders for monetary damages arising from a breach of fiduciary duty owned to IP Factory or IP Factory's stockholders to the fullest extent permitted by the Delaware General Corporation Law.
IP Factory's Restated Certificate of Incorporation and its Bylaws provide for the indemnification by IP Factory of each person (including the heirs, executors, administrators, or estate of such person) who is or was a director or officer of IP Factory to the fullest extent permitted or authorized by law, including attorneys' fees. Section 145 of the Delaware General Corporation Law provides in relevant part that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful.
In addition, Section 145 provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper. Delaware law further provides that nothing in the above-described provisions shall be deemed exclusive of any other rights to indemnification or advancement of expenses to which any person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.
Insofar as indemnification for liabilities arising under the Securities
Act may be permitted to directors, officers, and controlling persons of IP Factory pursuant to the above statutory provisions or otherwise, IP Factory has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.
PART F/S
IP Factory's balance sheet as of August 31, 1999 and the related statements of operations, changes in stockholders' equity and cash flows for the period from November 20, 1998 (inception) to August 31, 1999 been examined to the extent indicated in their reports by Weinberg & Company, independent certified accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein, on the following 10 pages, in response to Part F/S of this Form 10-SB.

PART III
Item 1.	Index to Exhibits
The following exhibits are filed with this Registration Statement:
Exhibit No.
Exhibit Name
2.1
Restated Certificate of Incorporation of the
Registrant.
2.2
By-Laws of the Registrant.

Item 2.	Description of Exhibits
See Item 1 above.

SIGNATURES
In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.







Date:
IP FACTORY, INC.
(Registrant)





By:
	George Todt
	President


IP FACTORY, INC.
(A DEVELOPMENT STAGE COMPANY)
PAGE
PAGE
PAGE
PAGE
PAGE
CONTENTS
1 - INDEPENDENT AUDITORS' REPORT
2 - BALANCE SHEET AS OF AUGUST 31, 1999
3 - STATEMENT OF OPERATIONS FOR THE
PERIOD FROM NOVEMBER 20, 1998
(INCEPTION) TO AUGUST 31, 1999
4 - STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIENCY FOR
THE PERIOD FROM NOVEMBER 20, 1998 (INCEPTION) TO
AUGUST 31, 1999
5 - STATEMENT OF CASH FLOWS FOR THE PERIOD FROM
NOVEMBER 20, 1998 (INCEPTION) TO AUGUST 31,
1999
PAGES 6 - 8 - NOTES TO FINANCIAL STATEMENTS AS OF AUGUST 31, 1999



INDEPENDENT AUDITORS' REPORT
To the Board of Directors of: IP
Factory, Inc.
(A Development Stage Company)
We have audited the accompanying balance sheet of IP Factory, Inc. (a development stage company) as of August 31, 1999 and the related statements of operations, changes in stockholders' deficiency and cash flows for the period from November 20, 1998 (inception) to August 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free
of material misstatement.     An audit includes examining, on a test basis,
evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of IP Factory, Inc. (a development stage company) as of August 31, 1999, and the results of its operations and its cash flows for the period from November 20, 1998 (inception) to August 31, 1999, in conformity with generally accepted accounting principles.
WEINBERG & COMPANY, P.A.
Boca Raton, Florida
October 7, 1999



IP FACTORY, INC.
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEET
AS OF AUGUST 31, 1999
ASSETS
Cash
TOTAL ASSETS
$      260
$      260
LIABILITIES AND STOCKHOLDERS' DEFICIENCY
LIABILITIES
Loan payable - related party
Total Liabilities
STOCKHOLDERS' DEFICIENCY
Preferred Stock, $.001 par value, 8,000,000 shares
authorized, zero issued and outstanding
Common Stock, $.001 par value, 100,000,000 shares
authorized, 1,019,000 issued and outstanding
Accumulated deficit during development stage
Total Stockholders' Deficiency
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIENCY
$    5,570
     5,570
    1,019
    (6,329)
    (5,310)
$      260
See accompanying notes to financial statements.
2



IP FACTORY, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF OPERATIONS
FOR THE PERIOD FROM NOVEMBER 20, 1998
(INCEPTION) TO AUGUST 31, 1999
Income
Expenses
Accounting fees
Consulting fees Legal
fees
Bank Service fees
Transfer fees
NET LOSS
            -
         500
            19
         5,000
            60
           750
$       (6,329)
See accompanying notes to financial statements.
3





IP FACTORY, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CHANGES IN
STOCKHOLDERS' DEFICIENCY
FOR THE PERIOD FROM NOVEMBER 20, 1998
(INCEPTION) TO AUGUST 31, 1999
Common stock issuance
Net loss for the
period ended August 31,
1999
BALANCE AT AUGUST 31,
1999
Common
Stock
1,019  $    -     $     -
$ 1,019
Deficit
Additional  Accumulated
Paid-In    During Devel-
Capital    opment Stage     Total
$ 1,019
     -         -           (6 ,329)  (6,329)
$     -    $      (6,329)  $(5,310)
See accompanying notes to financial statements.
4





IP FACTORY, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM NOVEMBER 20, 1998
(INCEPTION) TO AUGUST 31, 1999
CASH FLOWS FROM OPERATING
ACTIVITIES:
Net loss
Adjustments to
reconcile net loss
to net cash used
by operating activities:
Consulting services performed for
issuance of stock
Net cash used in
operating activities
CASH FLOWS FROM INVESTING
ACTIVITIES
CASH FLOWS FROM FINANCING
ACTIVITIES:
Loan payable - related party
Proceeds from issuance
of common stock
Net cash provided by
financing activities
INCREASE IN CASH AND
CASH EQUIVALENTS
CASH AND CASH EQUIVALENTS
 BEGINNING OF PERIOD                                 -
CASH AND CASH EQUIVALENTS - END
OF PERIOD

(6,329)
19
(6,310)
  5,570
  1,000
  6,570
  260
  $      260
See accompanying notes to financial statements.
5




IP FACTORY, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
AS OF AUGUST 31, 1999
NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
A. Organization and Business Operations
IP Factory, Inc. (a development stage company) ("the Company") was incorporated in Delaware on November 20, 1998 to serve as a vehicle to
effect a merger, exchange of capital  stock, asset  acquisition   or
other    business combination with a domestic or foreign private
business. At August 31, 1999, the Company had not yet commenced any formal business operations, and all activity to date relates to the Company's formation and proposed fund raising.
The Company's ability to commence operations is contingent upon its ability to identify a prospective target business and raise the capital it will require through the issuance of equity securities, debt securities, bank borrowings or a combination thereof.
B. Use of Estimates
The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and
assumptions that affect the  reported amounts of assets    and
liabilities      and disclosure of contingent assets and liabilities at
the date of the financial statements and the reported amounts of
revenues and expenses during the reporting period.     Actual results
could differ from those estimates.
C. Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.
6





IP FACTORY, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
AS OF AUGUST 31, 1999
NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (CONT'D)
D.  Income Taxes
The Company accounts for income taxes under the Financial Accounting
Standards Board of Financial Accounting Standards No.   109,
"Accounting for Income Taxes" ("Statement 109"). Under Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective
tax basis.     Deferred tax assets and liabilities are measured using
enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or
settled.   Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. There were no current or deferred income tax expense or benefits due to the Company not having any material operations for the period ending August 31, 1999.
NOTE 2 - STOCKHOLDERS' DEFICIENCY
The Company was originally authorized to issue 100,000 shares of preferred stock at $.01 par value, with such designations, preferences, limitations and relative rights as may be determined from time to time by the Board of Directors.
The Company was originally authorized to issue 10,000,000 shares of common stock at $.001 par value. The Company issued 909,500 and 109,500 shares to Appletree Investment Company, Ltd. and PageOne Business Productions, LC, respectively.









7




IP FACTORY, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
AS OF AUGUST 31, 1999
NOTE 2 - STOCKHOLDERS' DEFICIENCY - (CONT'D)
Management has filed a restated certificate of incorporation with the state of Delaware which increased the number of authorized common shares from 10,000,000 to 100,000,000, and increased the number of authorized preferred shares from 100,000 at $.01 par value to 8,000,000 shares at $.001 par value. The financial statements at August 31, 1999 give effect to the capital stock amounts and par values enumerated in the restated certificate of incorporation.
NOTE 3 - LOAN PAYABLE - RELATED PARTY
The loan payable - related party is a non-interest bearing loan due to PageOne Business Productions LLC arising from funds advanced to the Company.
8










EXHIBIT 2.1

RESTATED CERTIFICATE OF INCORPORATION

OF

IP FACTORY, INC..

UNDER SECTIONS 242 & 245

OF THE

GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

		We, George Todt, President, and Mary Elizabeth Rowbottom, Secretary, of IP FACTORY, INC.., do hereby certify under the seal of said corporation as follows:

		1.	That the name of the corporation is IP FACTORY, INC..

		2.	That the Certificate of Incorporation of the
corporation was filed by the Secretary of State of the State of Delaware in Dover, Delaware, on the 20th November, 1998.

		3.	That the amendment to the Certificate of Incorporation
effected by this Certificate, among others, is as follows:

		To amend Article FOURTH thereof by increasing the number of authorized shares of capital stock of the corporation and increasing the preferred stock.

		4.	That the amendment and the restatement of the
Certificate of Incorporation have been duly adopted in accordance with the requirements of Sections 242 and 245 of the General Corporation Law of the State of Delaware.

		5.	That the text of the Certificate of Incorporation of
said IP FACTORY, INC.., is hereby amended and restated by this Certificate, to read in full, as follows:

CERTIFICATE OF INCORPORATION

OF

IP FACTORY, INC..


		FIRST:	The name of the corporation is IP FACTORY, INC..
(hereinafter referred to as the "Corporation").

		SECOND:	The address of the registered office of the
Corporation in the State of Delaware is 1013 Centre Road, in the City of Wilmington, Delaware, County of New Castle, 19805. The name of the registered agent of the Corporation at that address is Corporate
Creations Enterprises, Inc.

		THIRD:	The purpose of the Corporation is to engage in
any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the
"Delaware General Corporation Law").

		FOURTH:	(a)	General.  The number of shares of capital
stock that the Corporation is authorized to have at any one time is one hundred eight million (108,000,000) shares, consisting of: (i) one hundred million (100,000,000) shares of Common Stock, par value $0.001 per share (the "Common Stock") and (ii) eight million (8,000,000) shares of Preferred Stock, par value $0.001 per share (the "Preferred Stock").

		(b)	Preferred Stock.  Authority is hereby expressly vested
in the Board of Directors of the Corporation, subject to the provisions of this ARTICLE FOURTH and to the limitations prescribed by law, to authorize the issuance from time to time of one or more series of Preferred Stock. The authority of the Board of Directors with respect to each series shall include, but not be limited to, the determination or fixing of the following by resolution or resolutions adopted by the affirmative vote of a majority of the total number of the Directors then in office:

			(i)	The designation of such series;

			(ii)	The dividend rate of such series, the conditions
and dates upon which such dividends shall be payable, the relation which such dividends shall bear to the dividends payable on any other class or classes or series of the Corporation's capital stock and whether such dividends shall be cumulative or non-cumulative;

			(iii)	Whether the shares of such series shall be
subject to redemption for cash, property or rights, including securities of any other corporation, by the Corporation or upon the happening of a specified event and, if made subject to any such redemption, the times or events, prices, rates, adjustments and other terms and conditions of such redemptions;

			(iv)	The terms and amount of any sinking fund provided
for the purchase or redemption of the shares of such series;

			(v)	Whether or not the shares of such series shall be
convertible into, or exchangeable for, at the option of either the holder or the Corporation or upon the happening of a specified event, shares of any other class or classes or of any other series of the same class of the Corporation's capital stock and, if provision be made for conversion or exchange, the times or events, prices, rates, adjustments and other terms and conditions of such conversions or exchanges;

			(vi)	The restrictions, if any, on the issue or reissue
of any additional Preferred Stock;

			(vii)	The rights of the holders of the shares of such
series upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation; and

			(viii)	The provisions as to voting, optional and/or
other special rights and preferences, if any, including, without limitation, the right to elect one or more Directors.

		(c)	Common Stock.  Except as otherwise provided by the
Delaware General Corporation Law or this Certificate of Incorporation
(the "Certificate"), the holders of Common Stock (i) subject to the rights of holders of any series of Preferred Stock, shall share ratably in all dividends payable in cash, stock or otherwise and other distributions, whether in respect of liquidation or dissolution
(voluntary or involuntary) or otherwise and (ii) are subject to all the powers, rights, privileges, preferences and priorities of any series of Preferred Stock as provided herein or in any resolution or resolutions adopted by the Board of Directors pursuant to authority expressly vested in it by the provisions of Section (b) of this ARTICLE FOURTH.

			(i)	The Common Stock shall not be convertible into,
or exchangeable for, shares of any other class or classes or of any other series of the same class of the Corporation's capital stock.

			(ii)	No holder of Common Stock shall have any
preemptive, subscription, redemption, conversion or sinking fund rights with respect to the Common Stock, or to any obligations convertible (directly or indirectly) into stock of the Corporation whether now or hereafter authorized.

			(iii)	Except as otherwise provided by the Delaware
General Corporation Law or this Certificate, and subject to the rights of holders of any series of Preferred Stock, all of the voting power of the stockholders of the Corporation shall be vested in the holders of the Common Stock, and each holder of Common Stock shall have one vote for each share held by such holder on all matters voted upon by the stockholders of the Corporation.

		FIFTH:	The Corporation is to have perpetual existence.

		SIXTH:	In furtherance and not in limitation of the
powers conferred by the Delaware General Corporation Law, the Board of Directors of the Corporation is expressly authorized to make, alter, amend, change, add to or repeal the By-laws of the Corporation by the affirmative vote of a majority of the total number of Directors then in office. Any alteration or repeal of the By-laws of the Corporation by the stockholders of the Corporation shall require the affirmative vote of at least a majority of the voting power of the then outstanding shares of capital stock of the Corporation entitled to vote on such alteration or repeal, subject to ARTICLE NINTH hereof and applicable provisions of the Corporation's By-laws.

		SEVENTH:	(a)	Stockholder Action.  Election of Directors
need not be by written ballot unless the By-laws of the Corporation so provide. Subject to any rights of holders of any series of Preferred
Stock, from and after the date on which the Common Stock of the Corporation is registered pursuant to the Exchange Act, (i) any action required or permitted to be taken by the stockholders of the Corporation must be effected at an annual or special meeting of stockholders of the Corporation and may not be effected in lieu thereof by any consent in writing by such stockholders, (ii) special meetings of stockholders of the Corporation may be called only by either the Board of Directors pursuant to a resolution adopted by the affirmative vote of the majority of the total number of Directors then in office or by the chief executive officer of the Corporation, and (iii) advance notice of stockholder nominations of persons for election to the Board of Directors of the Corporation and of business to be brought before any annual meeting of the stockholders by the stockholders of the Corporation shall be given in the manner provided in the By-laws of the Corporation.

		(b)	Number of Directors and Term of Office.  Subject to any
rights of holders of any series of Preferred Stock to elect additional Directors under specified circumstances, the number of Directors which shall constitute the Board of Directors of the Corporation shall be fixed from time to time in the manner set forth in the By-laws of the Corporation.

		(c)	Removal and Resignation.  No Director may be removed
from office without cause and without the affirmative vote of the holders of a majority of the voting power of the then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of Directors voting together as a single class;
provided, however, that if the holders of any class or series of capital stock are entitled by the provisions of this Certificate (it being understood that any references to this Certificate shall include any duly authorized certificate of designation) to elect one or more Directors, such Director or Directors so elected may be removed without cause only by the vote of the holders of a majority of the outstanding shares of that class or series entitled to vote. Any Director may resign at any time upon written notice to the Corporation.

		(d)	Vacancies and Newly Created Directorships.  Subject to
any rights of holders of any series of Preferred Stock to fill such newly created Directorships or vacancies, any newly created
Directorships resulting from any increase in the authorized number of Directors and any vacancies in the Board of Directors resulting from death, resignation, disqualification or removal from office for cause shall, unless otherwise provided by law or by resolution approved by the affirmative vote of a majority of the total number of Directors then in office, be filled only by resolution approved by the affirmative vote of a majority of the total number of Directors then in office. Any Director so chosen shall hold office until the next election of the class for which such Director shall have been chosen, and until his successor shall have been duly elected and qualified, unless he shall resign, die, become disqualified or be removed for cause.

		EIGHTH:	(a)	Dividends.  The Board of Directors shall
have authority from time to time to set apart out of any assets of the Corporation otherwise available for dividends a reserve or reserves as working capital or for any other purpose or purposes, and to abolish or add to any such reserve or reserves from time to time as said Board may deem to be in the interest of the Corporation; and said Board shall likewise have power to determine in its discretion, except as herein otherwise provided, what part of the assets of the Corporation available for dividends in excess of such reserve or reserves shall be declared in dividends and paid to the stockholders of the Corporation.

		(b)	Issuance of Stock.  The shares of all classes of stock
of the Corporation may be issued by the Corporation from time to time for such consideration as from time to time may be fixed by the Board of Directors of the Corporation, provided that shares of stock having a par value shall not be issued for a consideration less than such par value, as determined by the Board. At any time, or from time to time, the Corporation may grant rights or options to purchase from the Corporation any shares of its stock of any class or classes to run for such period of time, for such consideration, upon such terms and conditions, and in such form as the Board of Directors may determine.
The Board of Directors shall have authority, as provided by law, to determine that only a part of the consideration which shall be received by the Corporation for the shares of its stock which it shall issue from time to time, shall be capital; provided, however, that, if all the shares issued shall be shares having a par value, the amount of the part of such consideration so determined to be capital shall be equal to the aggregate par value of such shares. The excess, if any, at any time, of the total net assets of the Corporation over the amount so determined to be capital, as aforesaid, shall be surplus. All classes of stock of the Corporation shall be and remain at all times nonassessable.

		The Board of Directors is hereby expressly authorized, in its discretion, in connection with the issuance of any obligations or stock of the Corporation (but without intending hereby to limit its general power so to do in other cases), to grant rights or options to purchase stock of the Corporation of any class upon such terms and during such period as the Board of Directors shall determine, and to cause such rights to be evidenced by such warrants or other instruments as it may deem advisable.

		(c)	Inspection of Books and Records.  The Board of
Directors shall have power from time to time to determine to what extent and at what times and places and under what conditions and regulations the accounts and books of the Corporation, or any of them, shall be open to the inspection of the stockholders; and no stockholder shall have any right to inspect any account or book or document of the Corporation, except as conferred by the laws of the State of Delaware, unless and until authorized so to do by resolution of the Board of Directors or of the stockholders of the Corporation.

		(d)	Location of Meetings, Books and Records.  Except as
otherwise provided in the By-laws, the stockholders of the Corporation and the Board of Directors may hold their meetings and have an office or offices outside of the State of Delaware and, subject to the provisions of the laws of said State, may keep the books of the Corporation outside of said State at such places as may, from time to time, be designated by the Board of Directors.

		NINTH:	The Corporation reserves the right to amend,
alter, change or repeal any provision contained in this Certificate in the manner now or hereinafter prescribed herein and by the laws of the State of Delaware, and all rights conferred upon stockholders herein are granted subject to this reservation. Notwithstanding anything contained in this Certificate to the contrary, Sections (a), (b) and
(c) of ARTICLE FOURTH, ARTICLE TENTH, ARTICLE SEVENTH, and this ARTICLE NINTH of this Certificate shall not be altered, amended or repealed and no provision inconsistent therewith shall be adopted without the affirmative vote of the holders of at least a majority of the voting power of the then outstanding shares of capital stock of the Corporation entitled to vote on such alteration, amendment or repeal, voting together as a single class.

		TENTH:	(a)	Limitation of Liability.

			(i)	To the fullest extent permitted by the Delaware
General Corporation Law as it now exists or may hereafter be amended
(but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than permitted prior thereto), and except as otherwise provided in the Corporation's By-laws, no Director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages arising from a breach of fiduciary duty owed to the Corporation or its stockholders.

 			(ii)	Any repeal or modification of the foregoing
paragraph by the stockholders of the Corporation shall not adversely affect any right or protection of a Director of the Corporation existing at the time of such repeal or modification.

		(b)	Right to Indemnification.  Each person who was or is
made a party or is threatened to be made a party to or is otherwise involved (including involvement as a witness) in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding"), by reason of the fact that he or she is or was a Director or officer of the Corporation or, while a Director or officer of the Corporation, is or was serving at the request of the Corporation as a Director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a Director or officer or in any other capacity while serving as a Director or officer, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than permitted prior thereto), against all expense, liability and loss (including attorneys' fees, judgments, fines, excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith and such indemnification shall continue as to an indemnitee who has ceased to be a Director, officer, employee or agent and shall inure to the benefit of the indemnitee's heirs, executors and administrators; provided, however, that, except as provided in Section
(c) of this ARTICLE TENTH with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation. The right to indemnification conferred in this Section (b) of this ARTICLE TENTH shall be a contract right and shall include the obligation of the Corporation to pay the expenses incurred in defending any such proceeding in advance of its final disposition (an "advance of expenses"); provided, however, that, if and to the extent that the Delaware General Corporation Law requires, an advance of expenses incurred by an indemnitee in his or her capacity as a Director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (a "final adjudication") that such indemnitee is not entitled to be indemnified for such expenses under this Section (b) or otherwise. The Corporation may, by action of its Board of Directors, provide indemnification to employees and agents of the Corporation with the same or lesser scope and effect as the foregoing indemnification of Directors and officers.

		(c)	Procedure for Indemnification.  Any indemnification of
a Director or officer of the Corporation or advance of expenses under Section (b) of this ARTICLE TENTH shall be made promptly, and in any event within forty-five (45) days (or, in the case of an advance of expenses, twenty (20) days), upon the written request of the Director or officer. If a determination by the Corporation that the Director or officer is entitled to indemnification pursuant to this ARTICLE TENTH is required, and the Corporation fails to respond within sixty (60) days to a written request for indemnity, the Corporation shall be deemed to have approved the request. If the Corporation denies a written request for indemnification or advance of expenses, in whole or in part, or if payment in full pursuant to such request is not made within forty-five (45) days (or, in the case of an advance of expenses, twenty (20) days), the right to indemnification or advances as granted by this ARTICLE TENTH shall be enforceable by the Director or officer in any court of competent jurisdiction. Such person's costs and expenses incurred in connection with successfully establishing his or her right to indemnification, in whole or in part, in any such action shall also be indemnified by the Corporation. It shall be a defense to any such action (other than an action brought to enforce a claim for the advance of expenses where the undertaking required pursuant to Section (b) of this ARTICLE TENTH, if any, has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it permissible under the Delaware General Corporation Law for the Corporation to indemnify the claimant for the amount claimed, but the burden of such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct. The procedure for indemnification of other employees and agents for whom indemnification is provided pursuant to Section (b) of this ARTICLE TENTH shall be the same procedure set forth in this Section (c) for Directors or officers, unless otherwise set forth in the action of the Board of Directors providing indemnification for such employee or agent.

		(d)	Insurance.  The Corporation may purchase and maintain
insurance on its own behalf and on behalf of any person who is or was a Director, officer, employee or agent of the Corporation or was serving at the request of the Corporation as a Director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss asserted against him or her and incurred by him or her in any such capacity, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware
General Corporation Law.

		(e)	Service for Subsidiaries.  Any person serving as a
Director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture or other enterprise, at least 50% of whose equity interests are owned by the Corporation (a "subsidiary" for this ARTICLE TENTH) shall be conclusively presumed to be serving in such capacity at the request of the Corporation.

		(f)	Reliance.  Persons who after the date of the adoption
of this provision become or remain Directors or officers of the Corporation or who, while a Director or officer of the Corporation, become or remain a Director, officer, employee or agent of a subsidiary, shall be conclusively presumed to have relied on the rights to indemnity, advance of expenses and other rights contained in this ARTICLE TENTH in entering into or continuing such service. The rights to indemnification and to the advance of expenses conferred in this ARTICLE TENTH shall apply to claims made against an indemnitee arising out of acts or omissions which occurred or occur both prior and subsequent to the adoption hereof.

		(g)	Non-Exclusivity of Rights.  The rights to
indemnification and to the advance of expenses conferred in this ARTICLE TENTH shall not be exclusive of any other right which any person may have or hereafter acquire under this Certificate or under any statute, by-law, agreement, vote of stockholders or disinterested Directors or otherwise.


		(h)	Merger or Consolidation.  For purposes of this ARTICLE
TENTH, references to the "Corporation" shall include, in addition to the resulting Corporation, any constituent Corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its Directors, officers and employees or agents, so that any person who is or was a Director, officer, employee or agent of such constituent Corporation, or is or was serving at the request of such constituent Corporation as a Director, officer, employee or agent of another Corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this ARTICLE TENTH with respect to the resulting or surviving Corporation as he or she would have with respect to such constituent Corporation if its separate existence had continued.

		ELEVENTH:	The Corporation expressly elects not to be
governed by Section 203 of the Delaware General Corporation Law with respect to business combinations with interested stockholders.


		IN WITNESS WHEREOF, the undersigned hereby executed this instrument and affirms, under penalty of perjury, that this instrument is the act and deed of the undersigned and that the facts stated herein are true, and accordingly have hereunto set our hands this 29th day of June, 1999.


					/s/ GEORGE TODT
					George Todt, President


					/s/ MARY ELIZABETH ROWBOTTOM
					Mary Elizabeth Rowbottom, Secretary


EXHIBIT 2.2

BY-LAWS

OF

IP FACTORY, INC.,
A Delaware Corporation

(Adopted as of November 20, 1998)

ARTICLE I
OFFICES

  Section 1.	Registered Office. The registered office of IP FACTORY, INC. (the
"Corporation") in the State of Delaware shall be located at 1013 Centre Road, in the City of Wilmington, Delaware, County of New Castle, 19805. The name of the Corporation's registered agent at such address shall be Corporation Service Company. The registered office and/or registered agent of the Corporation may be changed from time to time by action of the Board of Directors.

	Section 2.	Other Offices. The Corporation may also have offices at such other places, both within and without the State of Delaware, as the Board of
Directors may from time to time determine or the business of the Corporation may require.

ARTICLE II
MEETINGS OF STOCKHOLDERS

	Section 1.	Annual Meeting. An annual meeting of the stockholders shall be held each year within 150 days after the close of the immediately preceding fiscal year of the Corporation or at such other time specified by the Board of
Directors for the purpose of electing Directors and conducting such other proper business as may come before the annual meeting. At the annual meeting, stockholders shall elect Directors and transact such other business as properly may be brought before the annual meeting pursuant to Section 11 of ARTICLE II hereof.

	Section 2.	Special Meetings. Special meetings of the stockholders may only be called in the manner provided in the Certificate of Incorporation, as amended from time to time (the "Certificate of Incorporation").

	Section 3.	Place of Meetings. The Board of Directors may designate any place, either within or without the State of Delaware, as the place of meeting for any annual meeting or for any special meeting. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be the principal executive office of the Corporation. If for any reason any annual meeting shall not be held during any year, the business thereof may be transacted at any special meeting of the stockholders.


	Section 4.	Notice. Whenever stockholders are required or permitted to take action at a meeting, written or printed notice stating the place, date, time and, in the case of special meetings, the purpose or purposes, of such meeting, shall be given to each stockholder entitled to vote at such meeting not less than 10 nor more than 60 days before the date of the meeting. All such notices shall be delivered, either personally or by mail, by or at the direction of the
Board of Directors, the chairman of the board, the president or the secretary, and if mailed, such notice shall be deemed to be delivered when deposited in the United States mail, postage prepaid, addressed to the stockholder at his, her or its address as the same appears on the records of the Corporation.
Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened.

	Section 5.	Stockholders List. The officer having charge of the stock ledger of the Corporation shall make, at least 10 days before every meeting of the stockholders, a complete list of the stockholders entitled to vote at such meeting arranged in alphabetical order, showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least 10 days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

	Section 6.	Quorum. The holders of a majority of the outstanding shares of capital stock entitled to vote, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders, except as otherwise provided by the General Corporation Law of the State of Delaware or
by the Certificate of Incorporation. If a quorum is not present, the holders of a majority of the shares present in person or represented by proxy at the meeting, and entitled to vote at the meeting, may adjourn the meeting to another time and/or place. When a specified item of business requires a vote by a class or series (if the Corporation shall then have outstanding shares of more than one class or series) voting as a class or series, the holders of a majority of the shares of such class or series shall constitute a quorum (as to such class or series) for the transaction of such item of business.

	Section 7.	Adjourned Meetings. When a meeting is adjourned to another time and place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.


	Section 8.	Vote Required. When a quorum is present, the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and
entitled to vote on the subject matter shall be the act of the stockholders, unless (i) by express provisions of an applicable law or of the Certificate of
Incorporation a different vote is required, in which case such express provision shall govern and control the decision of such question, or (ii) the subject matter is the election of Directors, in which case Section 2 of ARTICLE
III hereof shall govern and control the approval of such subject matter.

	Section 9.	Voting Rights. Except as otherwise provided by the General
Corporation Law of the State of Delaware, the Certificate of Incorporation of the Corporation or any amendments thereto or these By-laws, every stockholder shall at every meeting of the stockholders be entitled to (i) one vote in person or by proxy for each share of common stock held by such stockholder.

	Section 10. Proxies. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for him or her by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the Corporation generally. Any proxy is suspended when the person executing the proxy is present at a meeting of stockholders and elects to vote, except that when such proxy is coupled with an interest and the fact of the interest appears on the face of the proxy, the agent named in the proxy shall have all voting and other rights referred to in the proxy, notwithstanding the presence of the person executing the proxy. At each meeting of the stockholders, and before any voting commences, all proxies filed at or before the meeting shall be submitted to and examined by the secretary or a person designated by the secretary, and no shares may be represented or voted under a proxy that has been found to be invalid or irregular.

	Section 11.	Business Brought Before an Annual Meeting. At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (i) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors,
(ii) brought before the meeting by or at the direction of the Board of
Directors or (iii) otherwise properly brought before the meeting by a stockholder. For business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the secretary of the Corporation. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Corporation, not less than 60 days nor more than 90 days prior to the meeting;provided, however, that in the event that less than 70 days' notice or prior public announcement of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the 10th day following the date on which such notice of the date of the annual meeting was mailed or such public announcement was made. A stockholder's notice to the secretary shall set forth as to each matter the stockholder proposes to bring before the annual meeting
(i) a brief description of the business desired to be brought before the annual meeting, (ii) the name and address, as they appear on the Corporation's books, of the stockholder proposing such business, (iii) the class and number of shares of the Corporation which are beneficially owned by the stockholder and
(iv) any material interest of the stockholder in such business. Notwithstanding anything in these By-laws to the contrary, no business shall be conducted at an annual meeting except in accordance with the procedures set forth in this section. The presiding officer of an annual meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting and in accordance with the provisions of this section; if he should so determine, he shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.
For purposes of this section, "public announcement" shall mean disclosure in a press release reported by Dow Jones News Service, Associated Press or a comparable national news service. Nothing in this section shall be deemed to affect any rights of stockholders to request inclusion of proposals in the
Corporation's proxy statement pursuant to Rule 14a-8 under the Securities
Exchange Act of 1934, as amended (the "Exchange Act").

ARTICLE III
DIRECTORS

	Section 1.	General Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. In addition to such powers as are herein and in the Certificate of Incorporation expressly conferred upon it, the Board of Directors shall have and may exercise all the powers of the Corporation, subject to the provisions of the laws of Delaware, the Certificate of Incorporation and these By-laws.

	Section 2.	Number, Election and Term of Office. Subject to any rights of the holders of any series of Preferred Stock to elect additional Directors under specified circumstances, the number of Directors which shall constitute the
Board of Directors shall be fixed at one (1), and hereafter such number shall be fixed from time to time by resolution adopted by the affirmative vote of a majority of the total number of Directors then in office. The Directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote in the election of
Directors; provided that, whenever the holders of any class or series of capital stock of the Corporation are entitled to elect one or more Directors pursuant to the provisions of the Certificate of Incorporation of the
Corporation (including, but not limited to, for purposes of these By-laws, pursuant to any duly authorized certificate of designation), such Directors shall be elected by a plurality of the votes of such class or series present in person or represented by proxy at the meeting and entitled to vote in the election of such Directors. The Directors shall be elected and shall hold office only in the manner provided in the Certificate of Incorporation.

	Section 3.	Removal and Resignation. No Director may be removed from office without cause and without the affirmative vote of the holders of a majority of the voting power of the then outstanding shares of capital stock entitled to vote generally in the election of Directors voting together as a single class;
provided, however, that if the holders of any class or series of capital stock are entitled by the provisions of the Certificate of Incorporation (it being understood that any references to the Certificate of Incorporation shall include any duly authorized certificate of designation) to elect one or more
Directors, such Director or Directors so elected may be removed without cause only by the vote of the holders of a majority of the outstanding shares of that class or series entitled to vote. Any Director may resign at any time upon written notice to the Corporation.

	Section 4.	Vacancies. Vacancies and newly created directorships resulting from any increase in the total number of Directors may be filled only in the manner provided in the Certificate of Incorporation.

	Section 5.	Nominations.

		(a)	Only persons who are nominated in accordance with the procedures set forth in these By-laws shall be eligible to serve as Directors. Nominations of persons for election to the Board of Directors of the Corporation may be made at a meeting of stockholders (i) by or at the direction of the Board of
Directors, or (ii) by any stockholder of the Corporation who was a stockholder of record at the time of giving of notice provided for in this By-law, who is entitled to vote generally in the election of Directors at the meeting and who shall have complied with the notice procedures set forth below in Section 5(b).

		(b)	In order for a stockholder to nominate a person for election to the
Board of Directors of the Corporation at a meeting of stockholders, such stockholder shall have delivered timely notice of such stockholder's intent to make such nomination in writing to the secretary of the Corporation. To be timely, a stockholder's notice shall be delivered to or mailed and received at the principal executive offices of the Corporation (i) in the case of an annual meeting, not less than 60 nor more than 90 days prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is changed by more than 30 days from such anniversary date, notice by the stockholder to be timely must be so received not later than the close of business on the 10th day following the earlier of the day on which notice of the date of the meeting was mailed or public disclosure of the meeting was made, and (ii) in the case of a special meeting at which Directors are to be elected, not later than the close of business on the 10th day following the earlier of the day on which notice of the date of the meeting was mailed or public disclosure of the meeting was made. Such stockholder's notice shall set forth (i) as to each person whom the stockholder proposes to nominate for election as a Director at such meeting all information relating to such person that is required to be disclosed in solicitations of proxies for election of Directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act (including such person's written consent to being named in the proxy statement as a nominee and to serving as a Director if elected); (ii) as to the stockholder giving the notice
(A) the name and address, as they appear on the Corporation's books, of such stockholder and (B) the class and number of shares of the Corporation which are beneficially owned by such stockholder and also which are owned of record by such stockholder; and (iii) as to the beneficial owner, if any, on whose behalf the nomination is made, (A) the name and address of such person and (B) the class and number of shares of the Corporation which are beneficially owned by such person. At the request of the Board of Directors, any person nominated by the Board of Directors for election as a Director shall furnish to the secretary of the Corporation that information required to be set forth in a stockholder's notice of nomination which pertains to the nominee.

		(c)	No person shall be eligible to serve as a Director of the
Corporation unless nominated in accordance with the procedures set forth in this section. The chairman of the meeting shall, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the procedures prescribed by this section, and if he should so determine, he shall so declare to the meeting and the defective nomination shall be disregarded. A stockholder seeking to nominate a person to serve as a Director must also comply with all applicable requirements of the Exchange Act, and the rules and regulations thereunder with respect to the matters set forth in this Section.

	Section 6.	Annual Meetings. The annual meeting of the Board of Directors shall be held without other notice than this By-law immediately after, and at the same place as, the annual meeting of stockholders.

	Section 7.	Other Meetings and Notice. Regular meetings, other than the annual meeting, of the Board of Directors may be held without notice at such time and at such place as shall from time to time be determined by resolution of the
Board of Directors. Special meetings of the Board of Directors may be called by the chairman of the board, the president (if the president is a Director) or, upon the written request of at least a majority of the Directors then in office, the secretary of the Corporation on at least 24 hours notice to each
Director, either personally, by telephone, by mail or by telecopy.

	Section 8.	Chairman of the Board, Quorum, Required Vote and Adjournment. The
Board of Directors shall elect, by the affirmative vote of a majority of the total number of Directors then in office, a chairman of the board, who shall preside at all meetings of the stockholders and Board of Directors at which he or she is present and shall have such powers and perform such duties as the
Board of Directors may from time to time prescribe. If the chairman of the board is not present at a meeting of the stockholders or the Board of
Directors, the president (if the president is a Director and is not also the chairman of the board) shall preside at such meeting, and, if the president is not present at such meeting, a majority of the Directors present at such meeting shall elect one of their members to so preside. A majority of the total number of Directors then in office shall constitute a quorum for the transaction of business. Unless by express provision of an applicable law, the
Certificate of Incorporation or these By-laws a different vote is required, the vote of a majority of Directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. If a quorum shall not be present at any meeting of the Board of Directors, the Directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

	Section 9.	Committees. The Board of Directors may, by resolution passed by a majority of the total number of Directors then in office, designate one or more committees, each committee to consist of one or more of the Directors of the
Corporation, which to the extent provided in such resolution or these By-laws shall have, and may exercise, the powers of the Board of Directors in the management and affairs of the Corporation, except as otherwise limited by law.
The Board of Directors may designate one or more Directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board of Directors. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors upon request.

	Section 10.	Committee Rules. Each committee of the Board of Directors may fix its own rules of procedure and shall hold its meetings as provided by such rules, except as may otherwise be provided by a resolution of the Board of
Directors designating such committee. Unless otherwise provided in such a resolution, the presence of at least a majority of the members of the committee shall be necessary to constitute a quorum. Unless otherwise provided in such a resolution, in the event that a member and that member's alternate, if alternates are designated by the Board of Directors, of such committee is or are absent or disqualified, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of
Directors to act at the meeting in place of any such absent or disqualified member.

	Section 11.	Communications Equipment. Members of the Board of Directors or any
committee thereof may participate in and act at any meeting of such board or committee through the use of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear and speak with each other, and participation in the meeting pursuant to this section shall constitute presence in person at the meeting.

	Section 12.	Waiver of Notice and Presumption of Assent. Any member of the
Board of Directors or any committee thereof who is present at a meeting shall be conclusively presumed to have waived notice of such meeting except when such member attends for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened. Such member shall be conclusively presumed to have assented to any action taken unless his or her dissent shall be entered in the minutes of the meeting or unless his or her written dissent to such action shall be filed with the person acting as the secretary of the meeting before the adjournment thereof or shall be forwarded by registered mail to the secretary of the Corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to any member who voted in favor of such action.

	Section 13.	Action by Written Consent. Unless otherwise restricted by the
Certificate of Incorporation, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of such board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the board or committee.

ARTICLE IV
OFFICERS

	Section 1.	Number. The officers of the Corporation shall be elected by the
Board of Directors and shall consist of a chairman of the board, a chief executive officer, a president, one or more vice-presidents, a secretary, a chief financial officer and such other officers and assistant officers as may be deemed necessary or desirable by the Board of Directors. Any number of offices may be held by the same person, except that neither the chief executive officer nor the president shall also hold the office of secretary. In its discretion,the Board of Directors may choose not to fill any office for any period as it may deem advisable, except that the offices of president and secretary shall be filled as expeditiously as possible.

	Section 2.	Election and Term of Office. The officers of the Corporation shall be elected annually by the Board of Directors at its first meeting held after each annual meeting of stockholders or as soon thereafter as
convenient.Vacancies may be filled or new offices created and filled at any meeting of the Board of Directors. Each officer shall hold office until a successor is duly elected and qualified or until his or her earlier death, resignation or removal as hereinafter provided.

	Section 3.	Removal. Any officer or agent elected by the Board of Directors may be removed by the Board of Directors at its discretion, but such removal shall be without prejudice to the contract rights, if any, of the person so removed.

	Section 4.	Vacancies. Any vacancy occurring in any office because of death, resignation, removal, disqualification or otherwise may be filled by the Board of Directors.

	Section 5.	Compensation. Compensation of all executive officers shall be approved by the Board of Directors, and no officer shall be prevented from receiving such compensation by virtue of his or her also being a Director of the Corporation; provided, however, that compensation of all executive officers may be determined by a committee established for that purpose if so authorized by the unanimous vote of the Board of Directors.

	Section 6.	Chairman of the Board. The chairman of the board shall preside at all meetings of the stockholders and of the Board of Directors and shall have such other powers and perform such other duties as may be prescribed to him or her by the Board of Directors or provided in these By-laws.

	Section 7.	Vice-Chairman of the Board. Whenever the chairman of the board is unable to serve, by reason of sickness, absence, or otherwise, the vice-
chairman shall have the powers and perform the duties of the chairman of the board. The vice-chairman shall have such other powers and perform such other duties as may be prescribed by the chairman of the board, the board of directors or these By-laws.

	Section 8.	Chief Executive Officer. The chief executive officer shall have the powers and perform the duties incident to that position. Subject to the powers of the Board of Directors and the chairman of the board, the chief executive officer shall be in the general and active charge of the entire business and affairs of the Corporation, and shall be its chief policymaking officer. The chief executive officer shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or provided in these By-
laws. The chief executive officer is authorized to execute bonds,mortgages and other contracts requiring a seal, under the seal of the Corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the Corporation.
Whenever the president is unable to serve, by reason of sickness, absence or otherwise, the chief executive officer shall perform all the duties and responsibilities and exercise all the powers of the president.

	Section 9.	The President. The president of the Corporation shall, subject to the powers of the Board of Directors, the chairman of the board and the chief executive officer, have general charge of the business, affairs and property of the Corporation, and control over its officers, agents and employees. The president shall see that all orders and resolutions of the Board of Directors are carried into effect. The president is authorized to execute bonds, mortgages and other contracts requiring a seal, under the seal of the
Corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the Corporation. The president shall have such other powers and perform such other duties as may be prescribed by the chairman of the board, the chief executive officer, the Board of Directors or as may be provided in these By-
laws.

	Section 10.	Vice-Presidents. The vice-president, or if there shall be more than one, the vice-presidents in the order determined by the Board of
Directors or the chairman of the board, shall, in the absence or disability of the president, act with all of the powers and be subject to all the restrictions of
the president. The vice-presidents shall also perform such other duties and have such other powers as the Board of Directors, the chairman of the board, the chief executive officer, the president or these By-laws may, from time to time, prescribe. The vice-presidents may also be designated as executive vice-
presidents or senior vice-presidents, as the Board of Directors may from time to time prescribe.

	Section 11.	The Secretary and Assistant Secretaries. The secretary shall attend all meetings of the Board of Directors, all meetings of the committees thereof and all meetings of the stockholders and record all the proceedings of the meetings in a book or books to be kept for that purpose or shall ensure that
his or her designee attends each such meeting to act in such capacity. Under the chairman of the board's supervision, the secretary shall give, or cause to be given, all notices required to be given by these By-laws or by law; shall have such powers and perform such duties as the Board of Directors, the chairman of the board, the chief executive officer, the president or these By-
laws may, from time to time, prescribe; and shall have custody of the corporate seal of the Corporation. The secretary, or an assistant secretary, shall have authority to affix the corporate seal to any instrument requiring it and when so affixed, it may be attested by his or her signature or by the signature of such assistant secretary. The Board of Directors may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing by his or her signature. The assistant secretary, or if there be more than one, any of the assistant secretaries, shall in the absence or disability of the secretary, perform the duties and exercise the powers of the secretary and shall perform such other duties and have such other powers as the Board of
Directors, the chairman of the board, the chief executive officer, the president, or secretary may, from time to time, prescribe.

	Section 12.	The Chief Financial Officer. The chief financial officer shall have the custody of the corporate funds and securities; shall keep full and accurate all books and accounts of the Corporation as shall be necessary or desirable in
accordance with applicable law or generally accepted accounting principles;
shall deposit all monies and other valuable effects in the name and to the credit of the Corporation as may be ordered by the chairman of the board or the
Board of Directors; shall cause the funds of the Corporation to be disbursed when such disbursements have been duly authorized, taking proper vouchers for such disbursements; and shall render to the Board of Directors, at its regular meeting or when the Board of Directors so requires, an account of the
Corporation; shall have such powers and perform such duties as the Board of
Directors, the chairman of the board, the chief executive officer, the president or these By-laws may, from time to time, prescribe. If required by the Board of Directors, the chief financial officer shall give the Corporation a bond (which shall be rendered every six years) in such sums and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of the office of chief financial officer and for the restoration to the Corporation, in case of death, resignation, retirement or removal from office of all books, papers, vouchers, money and other property of whatever kind in the possession or under the control of the chief financial officer belonging to the Corporation.

	Section 13.	Other Officers, Assistant Officers and Agents. Officers, assistant officers and agents, if any, other than those whose duties are provided for in these By-laws, shall have such authority and perform such duties as may from time to time be prescribed by resolution of the Board of Directors.

	Section 14.	Absence or Disability of Officers. In the case of the absence or disability of any officer of the Corporation and of any person hereby authorized to act in such officer's place during such officer's absence or disability, the Board of Directors may by resolution delegate the powers and duties of such officer to any other officer or to any Director, or to any other person selected by it.

ARTICLE V
CERTIFICATES OF STOCK

	Section 1.	Form. Every holder of stock in the Corporation shall be entitled to have a certificate, signed by, or in the name of the Corporation by the chairman of the board, the chief executive officer or the president and the secretary or an assistant secretary of the Corporation, certifying the number of shares owned by such holder in the Corporation. If such a certificate is countersigned (i) by a transfer agent or an assistant transfer agent other than the Corporation or its employee or (ii) by a registrar, other than the
Corporation or its employee, the signature of any such chairman of the board, chief executive officer, president, secretary or assistant secretary may be facsimiles. In case any officer or officers who have signed, or whose facsimile signature or signatures have been used on, any such certificate or certificates shall cease to be such officer or officers of the Corporation whether because of death, resignation or otherwise before such certificate or certificates have been delivered by the Corporation, such certificate or certificates may nevertheless be issued and delivered as though the person or persons who signed such certificate or certificates or whose facsimile signature or signatures have been used thereon had not ceased to be such officer or officers of the
Corporation. All certificates for shares shall be consecutively numbered or otherwise identified. The name of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the books of the Corporation. Shares of stock of the Corporation shall only be transferred on the books of the Corporation by the holder of record thereof or by such holder's attorney duly authorized in writing, upon surrender to the Corporation of the certificate or certificates for such shares endorsed by the appropriate person or persons, with such evidence of the authenticity of such endorsement, transfer, authorization and other matters as the Corporation may reasonably require, and accompanied by all necessary stock transfer stamps. In that event, it shall be the duty of the Corporation to issue a new certificate to the person entitled thereto, cancel the old certificate or certificates and record the transaction on its books. The Board of Directors may appoint a bank or trust company organized under the laws of the United States or any state thereof to act as its transfer agent or registrar, or both in connection with the transfer of any class or series of securities of the Corporation.

	Section 2.	Lost Certificates. The Board of Directors may direct a new
certificate or certificates to be issued in place of any certificate or certificates previously issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate or certificates, the Corporation may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or his or her legal representative, to give the Corporation a bond sufficient to indemnify the Corporation against any claim that may be made against the Corporation on account of the loss, theft or destruction of any such certificate or the issuance of such new certificate.

	Section 3.	Fixing a Record Date for Stockholder Meetings. In order that the
Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be the close of business on the next day preceding the day on which notice is first given. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

	Section 4.	Fixing a Record Date for Other Purposes. In order that the
Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment or any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purposes of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

	Section 5.	Registered Stockholders. Prior to the surrender to the Corporation of the certificate or certificates for a share or shares of stock with a request to record the transfer of such share or shares, the Corporation may treat the registered owner as the person entitled to receive dividends, to vote, to receive notifications and otherwise to exercise all the rights and powers of an owner. The Corporation shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof.

	Section 6.	Subscriptions for Stock. Unless otherwise provided for in the subscription agreement, subscriptions for shares shall be paid in full at such time, or in such installments and at such times, as shall be determined by the
Board of Directors. Any call made by the Board of Directors for payment on subscriptions shall be uniform as to all shares of the same class or as to all shares of the same series. In case of default in the payment of any installment or call when such payment is due, the Corporation may proceed to collect the amount due in the same manner as any debt due the Corporation.

ARTICLE VI
GENERAL PROVISIONS

	Section 1.	Dividends. Dividends upon the capital stock of the Corporation, subject to the provisions of the Certificate of Incorporation, if any, may be
declared by the Board of Directors at any regular or special meeting, in accordance with applicable law. Dividends may be paid in cash, in property or in shares of the capital stock, subject to the provisions of the Certificate of
Incorporation. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the
Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or any other purpose, and the Directors may modify or abolish any such reserve in the manner in which it was created.

	Section 2.	Checks, Drafts or Orders. All checks, drafts or other orders for the payment of money by or to the Corporation and all notes and other evidences of
indebtedness issued in the name of the Corporation shall be signed by such officer or officers, agent or agents of the Corporation, and in such manner, as shall be determined by resolution of the Board of Directors or a duly authorized committee thereof.

	Section 3.	Contracts. In addition to the powers otherwise granted to officers pursuant to ARTICLE IV hereof, the Board of Directors may authorize any officer or officers, or any agent or agents, of the Corporation to enter into any contract or to execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

	Section 4.	Loans. The Corporation may lend money to, or guarantee any
obligation of, or otherwise assist any officer or other employee of the Corporation or of its subsidiaries, including any officer or employee who is a Director of the Corporation or its subsidiaries, whenever, in the judgment of the Directors, such loan, guaranty or assistance may reasonably be expected to benefit the Corporation. The loan, guaranty or other assistance may be with or without interest, and may be unsecured, or secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the Corporation. Nothing in this section shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the Corporation at common law or under any statute.

	Section 5.	Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

	Section 6.	Corporate Seal. The Board of Directors may provide a corporate seal which shall be in the form of a circle and shall have inscribed thereon the name of the Corporation and the words "Corporate Seal, Delaware." The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

	Section 7.	Voting Securities Owned By Corporation. Voting securities in any other Corporation held by the Corporation shall be voted by the chief executive officer, the president or a vice-president, unless the Board of Directors specifically confers authority to vote with respect thereto, which authority may be general or confined to specific instances, upon some other person or officer. Any person authorized to vote securities shall have the power to appoint proxies, with general power of substitution.


	Section 8.	Inspection of Books and Records. The Board of Directors shall have power from time to time to determine to what extent and at what times and places and under what conditions and regulations the accounts and books of the
Corporation, or any of them, shall be open to the inspection of the stockholders; and no stockholder shall have any right to inspect any account or book or document of the Corporation, except as conferred by the laws of the
State of Delaware, unless and until authorized so to do by resolution of the
Board of Directors or of the stockholders of the Corporation.

	Section 9.	Section Headings. Section headings in these By-laws are for
convenience of reference only and shall not be given any substantive effect in limiting or otherwise construing any provision herein.

	Section 10.	Inconsistent Provisions. In the event that any provision of these
By-laws is or becomes inconsistent with any provision of the Certificate of
Incorporation, the General Corporation Law of the State of Delaware or any
other applicable law, the provision of these By-laws shall not be given any effect to the extent of such inconsistency but shall otherwise be given full force and effect.

ARTICLE VII
AMENDMENTS

	In furtherance and not in limitation of the powers conferred by statute, the
Board of Directors of the Corporation is expressly authorized to make, alter, amend, change, add to or repeal these By-laws by the affirmative vote of a majority of the total number of Directors then in office. Any alteration or repeal of these By-laws by the stockholders of the Corporation shall require the affirmative vote of a majority of the outstanding shares of the Corporation entitled to vote on such alteration or repeal; provided, however, that Section
11 of ARTICLE II and Sections 2, 3, 4 and 5 of ARTICLE III and this ARTICLE VII of these By-laws shall not be altered, amended or repealed and no provision inconsistent therewith shall be adopted without the affirmative vote of the holders of at least a majority of the outstanding shares of the Corporation entitled to vote on such alteration or repeal.

Shokt:Desktop Folder:IP 10SB Final - play		102899 14:58
TROOP STEUBER PASICH REDDICK & TOBEY, LLP

Shokt:Desktop Folder:IP 10SB Final - play	2	102899 14:58
TROOP STEUBER PASICH REDDICK & TOBEY, LLP

Shokt:Desktop Folder:IP 10SB Final - play		102899 14:58
TROOP STEUBER PASICH REDDICK & TOBEY, LLP